PRESS RELEASE

Harrodsburg First Financial Bancorp, Inc.	Contacts:	Arthur L. Freeman
104 South Chiles Street		Chairman of the Board and
Harrodsburg, Kentucky 40330-1620		Chief Executive Officer
	Phone:	859-734-5452

For Immediate Release
July 1, 2003

HARRODSBURG FIRST FINANCIAL BANCORP, INC.

FINAL RESULTS OF DUTCH AUCTION TENDER OFFER

Harrodsburg, Kentucky, July 1, 2003 – Harrodsburg First Financial Bancorp, Inc. (the “Company”) (NASDAQ: HFFB) today announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. on June 30, 2003. The Company commenced the tender offer on May 28, 2003 to purchase up to 300,000 shares of its common stock at a price between $15.00 and $16.50 per share, net to the seller in cash, without interest. Keefe, Bruyette & Wood, Inc. acted as information agent for the offer.

Based on a final count by the depositary for the tender offer, Illinois Stock Transfer Company, a total of approximately 111,000 shares were properly tendered and not withdrawn. The Company purchased all of the tendered shares at $16.50 per share, or a total of $1.8 million. Payment for shares validly tendered and accepted for purchase and the return of all other shares tendered, but not accepted for payment, will be made promptly by Illinois Stock Transfer Company. Following the purchase of the shares tendered in the tender offer, the Company will have approximately 1,223,000 common shares outstanding.

The Company is a bank holding company that serves as the holding company for First Financial Bank, a federally chartered stock savings bank of which it is the sole shareholder, and for Citizens Financial Bank, Inc., a state-chartered commercial bank in which it owns a 55.8% interest. Additionally, the Company owns approximately 23% of Independence Bancorp, New Albany, Indiana. First Financial Bank operates through two branches located in Harrodsburg and Lawrenceburg, Kentucky. Citizens Financial Bank operates through one branch located in Glasgow, Kentucky.